Exhibit 11.1

AMPAL-AMERICAN ISRAEL CORPORATION AND SUBSIDIARIES

SCHEDULE SETTING FORTH COMPUTATION OF LOSS PER SHARE OF CLASS A STOCK

THREE MONTHS ENDED MARCH 31,	2006	2005
(Dollars in thousands, except per share amounts)	(Unaudited)	(Unaudited)

BASIC EPS
Net Gain (loss)	$(575)	$6,728

Gain (Loss) per Class A Share(1)	$(0.03)	$0.33

Shares used in calculation	20,124	19,925

DILUTED EPS
Net Gain (loss)	$(575)	$6,728

Gain (loss) per Class A Share	$(0.03)	$0.30

Shares used in calculation (2)	20,124	22,342

(1)	After deduction of accrued preferred stock dividends of $46 and $50 respectively.

(2)	In 2006, the conversion of the 4% and 6-1/2% Preferred Stock and the exercise of stock options were excluded from the diluted EPS calculation due to the antidilutive effect.